

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 26, 2017

Kenneth Londoner
Chief Executive Officer
BioSig Technologies, Inc.
12424 Wilshire Blvd., Suite 745
Los Angeles, CA 90025

   Re: BioSig Technologies, Inc.
     Registration Statement on Form S-1
     Filed December 18, 2017
     File No. 333-222144

Dear Mr. Londoner:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tim Buchmiller at (202) 551-3635 with any questions.

             Sincerely,

             /s/ Tim Buchmiller for

             Amanda Ravitz
             Assistant Director
             Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
    Haynes and Boone, LLP.